April 20, 2006



Mail Stop 4561


VIA U.S. MAIL AND FAX 1-212-332-2042

Mr. Gregg Buckbinder
Chief Financial Officer
Millburn Ridgefield Corporation
411 West Putnam Avenue
Greenwich, CT 06830


RE:	Nestor Partners
Form 10-K for the year ended December 31, 2005
File no. 000-50725

Dear Mr. Buckbinder:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10K for the year ended December 31, 2005

Note 3 -- Profit Share Allocation

1. We note that from your disclosure in note 1 that "limited partners, special limited partners, New Profit Memo Account, and the
General Partner share in the profits and losses of the Partnership...
on the basis of their proportionate interests of Partnership capital." Please advise us and revise your disclosure to explain why income was allocated to the special limited partners and general partner for periods in which losses were allocated to the limited partners. In addition, please clarify the amount at which each partnership unit can be redeemed.


*    *    *    *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-
3433
or the undersigned at (202) 551-3403 if you have questions.


						Sincerely,



      Steven Jacobs
      Branch Chief



Mr. Buckbinder
Nestor Partners
April 20, 2006
Page 1